__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Half Year Ended 31 December 2002

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

For the information of the local market (which has been released to the ASX) please find attached the Interim Report for BHP Billiton Limited for BHP Billiton Limited for the half year ended 31 December 2002 prepared in accordance with Australian Generally Accepted Accounting Principles (GAAP), which includes disclosures to satisfy Appendix 4B requirements.

Karen Wood
Company Secretary

BHP Billiton Limited

Interim Report

For The Half Year Ended 31 December 2002

Prepared in Accordance with Australian Generally

Accepted Accounting Principles (GAAP)

BHP Billiton Limited
Australian Business Number 49 004 028 077

Registered Office:
45th Floor BHP Billiton Tower - Bourke Place
600 Bourke Street Melbourne 3000 Australia

CONTENTS

Page
DIRECTORS' REPORT Review of operations Board of Directors	1 7
INTERIM CONDENSED FINANCIAL STATEMENTS Statement of Financial Performance Statement of Financial Position Statement of Cash Flows Notes to Financial Statements	9 10 11 12
DIRECTORS' DECLARATION	27
INDEPENDENT REVIEW REPORT	28

Notes to financial statements
1.	Basis of preparation of interim condensed financial statements	12
2.	Significant items	13
3.	Discontinued operations	14
4.	Revenue from ordinary activities	16
5.	Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	16
6.	Depreciation and amortisation	17
7.	Borrowing costs	17
8.	Segment results	18
9.	Dividends	19
10.	Investments accounted for using the equity method	19
11.	Exploration, evaluation and development expenditure capitalised	20
12.	Contributed equity and called up share capital	21
13.	Share options	22
14.	Retained profits	24
15.	Total equity	24
16.	Notes to the statement of cash flows	25
17.	Contingent liabilities and contingent assets	25
18.	Significant events after end of half year	25
19.	Statement of Financial Position - Australian Dollars	26

All amounts are expressed in US dollars unless otherwise stated.

DIRECTORS' REPORT

The Directors present their report together with the interim condensed financial statements for the half year ended 31 December 2002 and the auditors' review report thereon.

REVIEW OF OPERATIONS

Stability and Growth

These results build on the progress made since the merger and illustrate the continued success of the Customer Sector Group business model and the Company's strategy. In a period of global economic weakness and despite self imposed cut-backs at some of our operations, financial results have remained solid and cash flow generation from our portfolio of high quality assets is strong. We have exceeded our merger benefits target six months ahead of schedule and have delivered further cost savings against our additional target of US$500 million.

Strong operational cash flow (after interest and tax) of US$1,189 million has enabled us to proceed with sanctioned growth projects. Progress on all projects continues to be on or ahead of schedule and budget. Notable milestones were reached during the half year with the mechanical completion and commissioning of Escondida Phase IV (Chile), the commencement of operations at the San Juan underground project (US) and the commencement of natural gas flow through the Bream gas pipeline in Bass Strait (Australia). Currently 13 major capital projects are under development, including the recently approved Atlantis full field development in the Gulf of Mexico.

Strong cash flows enabled the Board to increase dividends paid to shareholders by 7.7% compared with the half year ended 31 December 2001 (the "corresponding period"). A dividend of 7.0 US cents per share was paid on 4 December 2002.

Financial Results

Group Result

The profit after tax attributable to BHP Billiton shareholders for the half year ended 31 December 2002 was US$891 million (31 December 2001 US$1,177 million). Basic earnings per share were 14.4 US cents (31 December 2001 19.5 US cents). This included the loss on sale of the remaining 6% interest in the Group's Steel business following demerger of that business in July 2002 which has been disclosed as a significant item in the half year ended 31 December 2002. The contribution of the Group's Steel business in the corresponding period has been disclosed as discontinued operations (Refer note 3 to the financial statements). There were no significant items reported in the half year ended 31 December 2001.

Revenue was US$7,277 million, compared with US$8,825 million for the corresponding period, mainly due to the demerger of the Group's Steel business in July 2002. For other information relating to revenue, refer below under Petroleum, Aluminium, Base Metals, Carbon Steel Materials, Stainless Steel Materials, Energy Coal, Diamonds and Specialty Products and Group and Unallocated Items.

Profit from ordinary activities before taxation was US$1,275 million compared with a profit of US$1,696 million for the corresponding period. There were a number of factors which affected the results for current half year including:

  Foreign currency fluctuations had an unfavourable effect of approximately US$450 million compared with the corresponding period. This was principally due to foreign exchange losses on conversion of Rand denominated monetary assets and liabilities at balance date, with the Rand appreciating by 16% during the current period compared with a depreciation of 47% in the corresponding period. The conversion of A$ denominated monetary assets and liabilities and the impact of the stronger A$/US$ exchange rates on operating costs also had an unfavourable impact on profit. This was partly offset by reduced losses on legacy A$/US$ currency hedging compared with the corresponding period and lower average Rand/$US and Colombian peso/US$ exchange rate impacts on operating costs.

  Inflationary pressures, principally in South Africa, increased costs by approximately US$140 million.

  Ceased, sold and discontinuing businesses had an unfavourable effect on profit before taxation of approximately US$135 million, mainly due to the demerger of the Group's Steel business, and the inclusion in the corresponding period of profits from PT Arutmin which was divested in November 2001 and the Rietspruit energy coal mine which was closed in May 2002.

  Increases in price linked costs depressed profits by approximately US$50 million, mainly due to higher royalties and taxes for petroleum products.

  The impact of asset sales is a reduction in profits of approximately US$60 million mainly from the divestment of PT Arutmin in the corresponding period and the loss on sale of 6% of the Group's Steel business in the current period.

These factors were partly offset by:

  Higher sales volumes of iron ore, energy coal, diamonds and aluminium partly offset by lower sales volumes of petroleum products, resulting in a positive net volume impact on profits of approximately US$130 million.

  Higher prices for petroleum products, nickel, copper, manganese, metallurgical coal and chrome increased turnover by approximately US$290 million. This increase was partly offset by lower prices for export energy coal, diamonds, iron ore and aluminium that decreased turnover by approximately US$230 million.

  Exploration expense was down by approximately US$90 million. The prior period included the write off of exploration expenditure at La Granja (Peru) and higher exploration expense in Petroleum.

  Favourable operating cost performance increased profits by approximately US$80 million compared with the corresponding period. The Group's cost reduction initiatives and reduced maintenance costs at Hillside (South Africa) lowered costs by approximately US$190 million. These factors were partially offset by higher costs at Escondida, due to voluntary restraints on production, maintenance outages and higher depreciation from the start-up of Phase IV. Higher operating costs at Bass Strait, increased depreciation charges in Energy Coal (as a result of a review of asset lives) and in Petroleum also had an unfavourable impact on operating costs.

Refer below to the discussions relating to the relevant Customer Sector Groups for other factors affecting the December 2002 results.

Depreciation and amortisation expense decreased US$77 million to US$807 million in the current half year. This was mainly due to the lower depreciation expense as a direct result of the demerger of the Group's Steel business in July 2002.

Borrowing costs decreased US$115 million to US$144 million in the current half year. Including capitalised interest, total borrowing costs decreased US$79 million to US$195 million, principally driven by lower market interest rates and lower average debt levels.

The tax expense for the period ended 31 December 2002 was US$367 million, compared with US$497 million for the period ended 31 December 2001. The effective taxation rate for the current half year was 28.8% compared with 29.3% in the corresponding period, while the nominal taxation rate was 30% for the current half year.

Segment Results

Petroleum

Petroleum contributed US$650 million to profit before tax, up from US$568 million, an increase of 14.4% compared with the corresponding period.

The increase in profit before tax was due mainly to a higher average realised oil price of US$27.19 per barrel compared to US$22.54 per barrel in the corresponding period, together with lower exploration costs in the current period and higher volumes at North West Shelf (Australia) due to timing of shipments and strong production.

These factors were partly offset by lower overall sales and production volumes at Liverpool Bay (UK) due to scheduled maintenance, and lower production at Bass Strait and Laminaria (Australia), due to natural field decline. An increase in price-linked costs (royalties and taxes), higher depreciation and an increase in costs at Bass Strait also had an unfavourable impact on profit before tax.

Aluminium

Aluminium contributed US$242 million to profit before tax, up from US$233 million, an increase of 3.9% compared with the corresponding period.

The increase in profit before tax was mainly attributable to improved operational cost performance at Hillside, Worsley and Alumar, resulting from increased production and reduced maintenance costs. Increased production at Hillside and Worsley was mainly attributable to the continued success of Operating Excellence projects and increased production at Alumar was due to the end of power restrictions in Brazil. Lower maintenance costs at Hillside were mainly a result of a lower number of pots being relined in the current period, combined with the absence of the net costs associated with the September 2001 power outage. The weakening of the Rand/US$ and Brazilian Real/US$ average exchange rates also had a favourable impact on operating costs.

These factors were partially offset by foreign exchange losses arising on conversion of Rand denominated tax provisions at balance date, compared with foreign exchange gains in the corresponding period. The lower average LME price for aluminium, down US$17 per tonne or 1.3% to US$1,332 per tonne and the strengthening of the A$/US$ exchange rate also had an unfavourable impact on profits.

Base Metals

Base Metals contributed US$53 million to profit before tax, up from US$51 million, an increase of 3.9% compared with the corresponding period.

The increase in profits was mainly attributable to lower exploration expense with US$38 million relating to the write off of La Granja included in the corresponding period. Also contributing to the increase in profits was the higher average realised copper price at US$0.68 per lb, for the half year ended 31 December 2002, compared to US$0.65 per lb in the corresponding period. Profits also benefited from a full six months of operations from Antamina. Commercial production at Antamina commenced in October 2001.

These factors were partially offset by increased unit costs at Escondida due to the ramp-up of Phase IV production and lower existing plant throughput resulting from maintenance outages. Production cutbacks at Escondida and Tintaya (Peru) were partially offset by the completion of the Phase IV expansion in October 2002.

Carbon Steel Materials

Carbon Steel Materials contributed US$490 million to profit before tax, down from US$550 million, a decrease of 10.9% compared with the corresponding period.

The decrease in profits was mainly attributable to the unfavourable impact of stronger A$/US$ exchange rates on operating costs compared to the corresponding period. Lower iron ore prices, following the contract settlements announced in May 2002, also unfavourably impacted profits.

These factors were partially offset by continued strong demand for Western Australian iron ore from Asian markets, which resulted in record production and shipping during the December 2002 half year. Increased demand during the current half year for Samarco (Brazil) pellets also had a favourable impact on profits.

Diamonds and Specialty Products

Diamonds and Specialty Products contributed US$84 million to profit before tax, down from US$144 million, a decrease of 41.7% compared with the corresponding period.

The decrease in profit before tax was mainly attributable to foreign exchange losses arising from conversion of Rand denominated tax provisions and debt at balance date, compared with foreign exchange gains in the corresponding period. Profits were also unfavourably impacted by lower average realised diamond prices (down 28%) as a result of a change in product mix compared with the corresponding period and during the current period Integris' volumes have been adversely affected by market conditions in North America.

These factors were partially offset by increased diamond production, mainly due to increased plant throughput and processing efficiencies. Cost efficiencies were achieved by Integris Metals (US) subsequent to the merger of BHP Billiton's and Alcoa Metals' metals distribution businesses on 1 November 2001.

Energy Coal

Energy Coal contributed US$94 million to profit before tax, down from US$391 million, a decrease of 76.0% compared with the corresponding period.

The decrease in profits was primarily due to the foreign exchange losses arising from conversion of Rand denominated monetary liabilities at balance date, compared with foreign exchange gains in the corresponding period, and a significant decline in export market prices. The divestment of PT Arutmin in November 2001 and the closure of the Rietspruit mine in May 2002 had an unfavourable impact on profits with both the exclusion of the results of these operations in the current period and the profit on sale of PT Arutmin recorded in the corresponding period. The unit cost impact from lower Colombian production volumes in response to depressed European market conditions, higher depreciation charges as a result of a review of asset lives and inflationary pressure on costs in South Africa and Colombia also had an unfavourable impact on profits.

These factors were partially offset by higher sales volumes at Ingwe (South Africa) and Hunter Valley (Australia), the inclusion of profits from the additional share of the Cerrejon Zona Norte operation and cost improvement initiatives across all Energy Coal operations.

Stainless Steel Materials

Stainless Steel Materials contributed US$58 million to profit before tax, compared with a loss of US$25 million in the corresponding period.

The increase in profits was driven by higher realised prices for nickel, up by 29%. In addition, a 12% increase in ferrochrome production, associated with the restart of idle furnaces in the period in response to increasing market demand, and a 15% increase in nickel production reflecting the continued ramp-up of production from Cerro Matoso Line 2 (Colombia) improved results. Benefits from ongoing improvement programs at both Cerro Matoso and QNI (Australia) and the impact of the weaker average Rand/US$ exchange rates on operating costs also had a favourable impact on profits.

Group and Unallocated

Corporate overheads for the half year decreased by US$24 million (after taking account of inflation and exchange impacts) to US$100 million. Losses on legacy A$/US$ currency hedging also decreased to US$95 million from US$176 million in the corresponding period, which were partly offset by the unfavourable impact of one-off items.

Equity Minority Interests

The share of net profit or loss attributable to equity minority interests was US$17 million compared with US$22 million in the corresponding period.

Dividend

On 4 December 2002, a dividend of 7.0 US cents per share was paid to BHP Billiton Limited and BHP Billiton Plc shareholders, which represents an increase of 7.7% compared with the corresponding period. The BHP Billiton Limited dividend was fully franked for Australian taxation purposes.

Dividends for the BHP Billiton group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in sterling to shareholders on the UK section of the register and South African rand to shareholders on the South African section of the register.

Capital Management

The Group's inaugural Eurobond issue, under the US$1.5 billion Euro Medium Term Note programme established in June 2002, took place in early October 2002. The issue of Euro 750 million five year notes, which were swapped into US dollars, was oversubscribed and priced at the lower end of market expectations. The success of this issue, in light of the then prevailing market conditions, is a clear reflection of the Group's strong credit profile.

The US$1.25 billion 364 day revolving credit component of the US$2.5 billion syndicated multi-currency revolving credit facility that was due for expiry in September 2002 was extended for a further period of 364 days to September 2003.

In October 2002, Moody's Investor Services upgraded the Group's long term credit rating to A2 from A3 and short term credit rating to P-1 from P-2. This upgrade reflects the successful combination of the Group's operations following the merger in June 2001, the benefit of a substantially diversified portfolio and our continued focus on maintaining disciplined financial policies. Standard & Poor's rating for the Group remains on positive watch after being upgraded in September 2001 to its current long term credit rating of A and short term credit rating of A-1.

Merger Benefits and Further Cost Savings

During the year ended 30 June 2002, merger benefits (before one-off costs) of US$220 million were delivered. A further US$65 million of merger-related benefits have been achieved during the six months to 31 December 2002, bringing the total to US$285 million. This exceeds our target for merger synergies, set at the time of the merger, of US$270 million by the end of financial year 2003, and has been achieved six months ahead of schedule. One-off costs of US$130 million in total were incurred to deliver these on-going annual benefits, US$15 million of which were incurred in the current period.

A further target, to achieve additional annual cost savings and efficiency gains of US$500 million by June 2005, was set in our Strategic Framework last April. This target, to be measured by looking at commodity based unit costs using the year ended 30 June 2001 as the base year, will be delivered through the continuation of our Operating Excellence programme and productivity improvements, ongoing strategic sourcing and marketing initiatives. During the six months to December 2002, we achieved savings and efficiency gains of US$70 million in addition to the merger benefits set out above, largely as a result of Operating Excellence initiatives in our Aluminium, Base Metals and Stainless Steel Materials CSGs and other productivity gains in our Aluminium and Diamonds and Specialty Products CSGs.

Cash Flows

Net operating cash flows (after interest and tax) remained strong at US$1,189 million.

Expenditure on growth projects and investments amounted to US$1,020 million, including Petroleum projects in the Gulf of Mexico, the Mt Arthur North energy coal project in Australia, the ROD oil and Ohanet wet gas projects in Algeria, the Mining Area C, Yandi and Port and Capacity Expansion (PACE) iron ore projects in Australia, the Hillside 3 expansion in South Africa and the Mozal 2 expansion in Mozambique. Maintenance capital expenditure was US$223 million and exploration expenditure was US$130 million. These outflows were offset by the proceeds on demerger of the Group's Steel business of US$272 million, proceeds on the sale of the residual 6% share in BHP Steel after demerger of US$75 million, the repayment of loans by equity accounted associates of US$90 million, and proceeds from sale of property plant and equipment totalling US$33 million, contributed to an investing cash outflow of US$903 million. Whilst not reflected in cash flows, US$232 million of debt was retained by BHP Steel upon demerger.

After dividend payments of US$855 million (up from US$815 million in the prior half year), financing cash outflows were US$536 million.

Net debt comprises US$7,937 million of total debt offset by US$874 million of cash, including money market deposits.

Financial Ratios

At 31 December 2002 BHP Billiton's gearing ratio was 36.7% compared to 33.7% at 30 June 2002.

Based on earnings before interest and tax (EBIT), interest cover for the half year was 7.3 times compared to 7.2 times for the half year ended 31 December 2001. Based on earnings before interest, tax and depreciation (EBITDA), interest cover for the half year was 11.4 times compared with 10.4 times in the corresponding period.

Profit from ordinary activities before tax as a percentage of revenue was 17.5% for the half year ended 31 December 2002 compared with 19.2% for the corresponding period.

Net profit as a percentage of equity was 15.0% for the half year ended 31 December 2002 compared to 18.6% in the corresponding period.

Net tangible assets per fully paid share were US$1.84 as at 31 December 2002 compared with US$2.01 as at 31 December 2001.

Outlook

In general, London Metals Exchange commodity prices showed improvement during the December 2002 quarter. Prices continued to show some improvement in the opening weeks of calendar 2003. Prices for oil have risen as a result of the ongoing uncertainty in the Middle East and Venezuela, while steel making raw materials are well positioned to benefit from strong North East Asian and, in particular, Chinese demand.

The global economy continues to encounter both economic and geo-political tensions. Despite continued buoyancy in China, the Organisation for Economic Cooperation and Development (OECD) leading indicator is signalling continued weakness in global industrial production.

In the short term, the uncertainty regarding developments in the Middle East, continued high oil prices and weak global equity markets are weighing heavily on consumer and business sentiment with the latter delaying the new investment spending and employment growth needed before there will be any sustained improvement in the world economy. Demand in China, an important influence on many of our products, continues to be strong.

Despite this uncertain outlook, our diversified portfolio of high quality assets provides relatively stable cashflows, leaving us well placed to continue to invest in value adding opportunities and to prosper from any uptick in economic activity.

Significant Events After End of Half Year

No matter or circumstance has arisen since the end of the half year that significantly affected or may significantly affect the operations, the results of operations or state of affairs of the Group in subsequent financial periods.

BOARD OF DIRECTORS

The Directors of the Company in office during or since the end of the half year are:

Mr D R Argus - Chairman since April 1999 (on the Board of Directors since November 1996)

Mr D A Crawford - a Director since May 1994

Mr M A Chaney - a Director since May 1995

Dr D A Jenkins - a Director since March 2000

Dr J M Schubert - a Director since June 2000

Mr C W Goodyear - an Executive Director since November 2001

Mr B P Gilbertson - an Executive Director since June 2001, resigned 5 January 2003

Dr D C Brink - a Director since June 2001

Mr C A Herkstroter - a Director since June 2001

Lord Renwick of Clifton - a Director since June 2001

Dr John Buchanan - a Director since February 2003

On 24 February 2003, the Board announced the appointment of Mr Miklos Salamon as an Executive Director to the Board of Directors, with immediate effect.

ROUNDING OF AMOUNTS

The Company is a company of a kind referred to in Class Order No. 98/0100 dated 10 July 1998 issued by the Australian Securities and Investments Commission. Amounts in this report, unless otherwise indicated, have been rounded in accordance with that Class Order to the nearest million dollars.

Signed in accordance with a resolution of the Board.

D R Argus
Chairman

Dated in Melbourne this 24th day of February 2003.

Interim Condensed Financial Statements

For The Half Year Ended 31 December 2002

Statement of Financial Performance

For the half year ended 31 December 2002

Notes		Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M (a)
Revenue from ordinary activities
Sales revenue	4	7 056	8 067
Other revenue	4	221	758
	8	7 277	8 825
deduct
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	5	5 140	6 136
add
Share of net profit of associated entities accounted for using the equity method	10	89	150
		2 226	2 839
deduct
Depreciation and amortisation	6	807	884
Borrowing costs	7	144	259
Profit from ordinary activities before income tax	8	1 275	1 696
deduct
Income tax expense attributable to ordinary activities		367	497
Net profit		908	1 199
deduct
Outside equity interests in net profit of controlled entities		17	22
Net profit attributable to members of the BHP Billiton Group		891	1 177
Net exchange fluctuations on translation of foreign currency net assets and foreign currency interest bearing liabilities net of tax		39	26
Total direct adjustments to equity attributable to members of the BHP Billiton Group		39	26
Total changes in equity other than those resulting from transactions with owners		930	1 203
Basic earnings per share (US cents) (a) (b)		14.4	19.5
Diluted earnings per share (US cents) (a) (b)		14.3	19.5

(a) Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Statement of Financial Performance for the half year ended 31 December 2001 includes results pertaining to BHP Steel. Refer note 3 "Discontinued Operations".

(b) Basic earnings per share are calculated based on 6 201 million (31 December 2001: 6 024 million) weighted average number of shares. Diluted earnings per share are calculated based on 6 219 million (31 December 2001: 6 040 million) weighted average number of shares.

Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share has been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Billiton Employee Share Ownership Trust.

The weighted average diluted number of ordinary shares has been adjusted for the effect of Employee Share Plan options, Executive Share Scheme partly paid shares and Performance Rights to the extent they were dilutive at balance date. Refer note 13 for details of shares issued under these plans.

The accompanying notes form part of these interim condensed financial statements.

Statement of Financial Position

As at 31 December 2002

		As at 31 December 2002	As at 30 June 2002	As at 31 December 2001
	Notes	US$M	US$M (a)	US$M (a)
Current assets
Cash assets	16	874	1 499	661
Receivables		2 126	2 294	2 048
Other financial assets		107	117	175
Inventories		1 294	1 509	1 550
Other assets		163	108	155
Total current assets		4 564	5 527	4 589
Non-current assets
Receivables		804	889	661
Investments accounted for using the equity method		1 538	1 505	1 492
Other financial assets		480	581	505
Inventories		51	80	77
Property, plant and equipment		16 086	17 304	16 813
Exploration, evaluation and development expenditure	11	2 180	2 180	1 820
Intangible assets		488	513	536
Deferred tax assets		434	480	422
Other assets		834	803	717
Total non-current assets		22 895	24 335	23 043
Total assets		27 459	29 862	27 632
Current liabilities
Payables		2 072	2 435	1 885
Interest bearing liabilities		1 269	1 797	1 217
Tax liabilities		354	493	270
Other provisions		609	1 116	512
Total current liabilities		4 304	5 841	3 884
Non-current liabilities
Payables		112	121	131
Interest bearing liabilities		6 668	6 383	6 807
Deferred tax liabilities		1 365	1 600	1 355
Other provisions		2 802	2 764	2 462
Total non-current liabilities		10 947	10 868	10 755
Total liabilities		15 251	16 709	14 639
Net assets		12 208	13 153	12 993
Equity
Contributed equity - BHP Billiton Limited	12	1 759	3 143	3 065
Called up share capital - BHP Billiton Plc	12	1 752	1 752	1 752
Reserves		334	471	479
Retained profits	14	8 055	7 455	7 369
Total BHP Billiton interest		11 900	12 821	12 665
Outside equity interest		308	332	328
Total equity	15	12 208	13 153	12 993

(a) Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Statement of Financial Position as at 31 December 2001 and 30 June 2002 include BHP Steel assets and liabilities accordingly. Refer note 3 "Discontinued Operations".

The accompanying notes form part of these interim condensed financial statements.

Statement of Cash Flows

For the half year ended 31 December 2002
		Half year ended 31 December 2002	Half year ended 31 December 2001
	Notes	US$M	US$M (a)
Cash flows related to operating activities
Receipts from customers		6 928	8 411
Payments to suppliers, employees, etc.		(5 228)	(6 480)
Dividends received		84	69
Interest received		6	47
Borrowing costs		(170)	(298)
Other		109	134
Operating cash flows before income tax		1 729	1 883
Income taxes paid net of refunds received		(540)	(400)
Net operating cash flows		1 189	1 483
Cash flows related to investing activities
Purchases of property, plant and equipment		(1 191)	(1 080)
Exploration expenditure		(130)	(202)
Purchases of investments and funding of joint ventures		(52)	(47)
Purchases of, or increased investment in, controlled entities and joint venture interests net of their cash		-	(45)
Investing cash outflows		(1 373)	(1 374)
Proceeds from sale of property, plant and equipment		33	144
Proceeds from sale or redemption of investments		165	36
Proceeds from sale, or partial sale, of controlled entities and joint venture interests net of their cash		272	130
Net investing cash flows		(903)	(1 064)
Cash flows related to financing activities
Proceeds from ordinary share issues, etc.		147	31
Proceeds from interest bearing liabilities		2 878	3 659
Repayment of interest bearing liabilities		(2 695)	(3 511)
Redemption of secured Employee Share Plan program		-	(134)
Purchase of shares under Share Buy-Back program		-	(19)
Dividends paid		(855)	(815)
Other		(11)	11
Net financing cash flows		(536)	(778)
Net decrease in cash and cash equivalents		(250)	(359)
Cash and cash equivalents at beginning of the half year		990	998
Effect of foreign currency exchange rate changes on cash and cash equivalents		18	(6)
Cash and cash equivalents at end of the half year	16	758	633

(a) Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Statement of Cash Flows for the half year ended 31 December 2001 includes cash flows pertaining to BHP Steel. Refer note 3 "Discontinued Operations".

The accompanying notes form part of these interim condensed financial statements.

Notes to Financial Statements

NOTE 1. BASIS OF PREPARATION OF INTERIM CONDENSED FINANCIAL STATEMENTS, DUAL LISTED COMPANY STRUCTURE AND ACCOUNTING POLICIES

Basis of preparation of interim financial statements

These statements are general purpose interim consolidated financial statements that have been prepared in accordance with the requirements of the Corporations Act 2001, Australian Stock Exchange Listing Rules, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and Urgent Issues Group Consensus Views, and give a true and fair view of the matters disclosed. These interim financial statements and reports should be read in conjunction with the annual financial statements for the year ended 30 June 2002 and any public announcements made by the BHP Billiton Group and its controlled entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001 and Australian Stock Exchange Listing Rules. The notes to the financial statements do not include all information normally contained within the notes to an annual financial report.

Merger terms

On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed Company, and BHP Billiton Plc (previously known as Billiton Plc), a UK listed Company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) and BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) operate together as a single economic entity (the BHP Billiton Group), with neither assuming a dominant role. Under the arrangements:

  The shareholders of BHP Billiton Limited and BHP Billiton Plc have a common economic interest in both groups;

  The shareholders of BHP Billiton Limited and BHP Billiton Plc take key decisions, including the election of Directors, through a joint electoral procedure under which the shareholders of the two companies effectively vote on a joint basis;

  BHP Billiton Limited and BHP Billiton Plc have a common Board of Directors, a unified management structure and joint objectives;

  Dividends and capital distributions made by the two companies are equalised; and

  BHP Billiton Limited and BHP Billiton Plc each executed a deed poll guarantee, guaranteeing (subject to certain exceptions) the contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after 29 June 2001 together with specified obligations existing at that date.

If either BHP Billiton Limited or BHP Billiton Plc proposes to pay a dividend to its shareholders, then the other Company must pay a matching cash dividend of an equivalent amount per share to its shareholders. If either Company is prohibited by law or is otherwise unable to declare, pay or otherwise make all or any portion of such a matching dividend, then BHP Billiton Limited or BHP Billiton Plc will, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable both Companies to pay dividends as nearly as practicable at the same time.

The DLC merger did not involve the change of legal ownership of any assets of BHP Billiton Limited or BHP Billiton Plc, any change of ownership of any existing shares or securities of BHP Billiton Limited or BHP Billiton Plc, the issue of any shares or securities or any payment by way of consideration, save for the issue by each Company of one special voting share to a trustee company which is the means by which the joint electoral procedure is operated. In addition, to achieve a position where the economic and voting interests of one share in BHP Billiton Limited and one share in BHP Billiton Plc were identical, BHP Billiton Limited made a bonus issue of ordinary shares to the holders of its ordinary shares.

NOTE 1. BASIS OF PREPARATION OF INTERIM FINANCIAL STATEMENTS, DUAL LISTED COMPANY STRUCTURE AND ACCOUNTING POLICIES continued

Treatment of the DLC merger for accounting purposes

In accordance with the Australian Investments and Securities Commission (ASIC) Practice Note 71 'Financial Reporting by Australian Entities in Dual-Listed Company Arrangements', and an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, this interim report presents the financial results of the BHP Billiton Group as follows:

  Results for the half years ended 31 December 2002 and 31 December 2001 are for the combined entity including both BHP Billiton Limited and its subsidiary companies and BHP Billiton Plc and its subsidiary companies; and

  Results are presented in US dollars unless otherwise stated.

Accounting policies

Accounting standards and policies have been consistently applied by all entities in the BHP Billiton Group in the half year ended 31 December 2002 and are consistent with those applied in the half year ended 31 December 2001 and the full year ended 30 June 2002.

As a consequence of the enactment of Australian tax consolidation legislation and since the consolidated tax groups within the BHP Billiton Group have not notified the Australian Taxation Office at the date of signing this report of the implementation date for tax consolidation, BHP Billiton Group has applied UIG 39 "Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances".

NOTE 2. SIGNIFICANT ITEMS

Individually significant items (before outside equity interests) included within the BHP Billiton Group net profit are detailed below.
	Gross US$M	Tax US$M	Net US$M
Half year ended 31 December 2002
Loss upon sale of 6% interest in BHP Steel	(19)	-	(19)
Total by category	(19)	-	(19)
Discontinued Operations	(19)	-	(19)
Total by Customer Sector Group	(19)	-	(19)

No significant items are included in the results for the half year ended 31 December 2001.

NOTE 3. DISCONTINUED OPERATIONS

Effective July 2002, the BHP Steel business demerged from the BHP Billiton Group. The demerger of BHP Steel effectively brings to an end the BHP Billiton Group's involvement as a steel producer and follows the demerger of the OneSteel business in October 2000 and the disposal of other steel operations, such as the US West Coast Steel businesses in June 2000.

Prior to the demerger, BHP Steel was the leading steel company in Australia and New Zealand, specialising in the production of flat steel products, including slab, hot rolled coil, plate and value-added metallic coated and pre-painted steel products. The Company supplied customers in Australia, New Zealand, Asia, the US, Europe, the Middle East and the Pacific. Key steelmaking assets were the low-cost global scale Port Kembla Steelworks (Australia), BHP New Zealand Steel and North Star BHP Steel (US). A network of metallic coating and coil painting facilities operated in Australia, New Zealand and South East Asia.

The financial performance of the Discontinued Steel business (including the loss upon sale of 6% interest in BHP Steel retained by BHP Billiton), as included in the Statement of Financial Performance, is detailed as follows:
Discontinued Steel business	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M

Financial Performance
Revenue from ordinary activities before interest income	75	1 157
Expenses from ordinary activities, excluding borrowing costs	(94)	(1 131)
Profit from ordinary activities before net borrowing costs and income tax	(19)	26

While the BHP Billiton Group operates its treasury function on a Group basis, certain financing arrangements not reported in the Steel segment can be attributed to the discontinued Steel operations. Not included within revenue from ordinary activities is interest income of US$6 million. The borrowing costs associated with attributable debt instruments was US$8 million. The income tax expense related to the discontinued operation, including the tax impact on financing arrangements included above, was US$3 million.

The contribution to Group cash flows of these businesses, before consideration of borrowing costs and income tax, as included in the Statement of Cash Flows, is detailed as follows:
Discontinued Steel business	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M

Cash Flows
Net operating cash flows (excluding borrowing activities and income tax)	-	107
Net investing cash flows (a)	74	(5)
Net financing cash flows	-	25
Total cash flows provided by discontinued operations	74	127

(a) Includes US$75 million in proceeds from the sale of 6% of BHP Steel and US$1 million in costs associated with the sale.

NOTE 3. DISCONTINUED OPERATIONS continued

The attributable net assets of BHP Steel as included in the Statement of Financial Position is provided below. In addition, the net assets demerged in July 2002, which are equivalent to the balances held at 30 June 2002, are also provided, after allowing for the settlement of intercompany loans by BHP Steel to the BHP Billiton Group.
Discontinued Steel business	As at	As at
	31 December 2002 US$M	30 June 2002 US$M
Financial Position (a)
Total assets	-	2 732
Total liabilities	-	(841)
Outside equity interests	-	(21)
Total equity	-	1 870
Net payments to the BHP Billiton Group by BHP Steel to settle intercompany loans (post 30 June 2002)		(294)
Net assets of BHP Steel		1 576
Elimination of intercompany profits in inventory		(9)
Attributable net assets of BHP Steel demerged		1 567

(a) Includes certain assets and liabilities (primarily cash, interest bearing liabilities and taxation provisions), which are not allocated to Steel for segment reporting purposes.

The impact on the BHP Billiton Group of the demerger of BHP Steel business in July 2002 was as follows:

  The BHP Billiton Group's capital was reduced by US$1,489 million, including US$17 million of costs (net of tax; US$24 million before tax) directly associated with the demerger. The capital reduction takes into account the transfer to BHP Billiton Limited shareholders of 94 percent of the shares of BHP Steel. The remaining 6 percent of BHP Steel shares held by the Group were subsequently sold;

  A bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality between shareholders of both BHP Billiton Limited and BHP Billiton Plc. The bonus issue resulted in one BHP Billiton Plc share being issued for approximately each 15.6 BHP Billiton Plc shares held;

  A cash inflow of US$347 million, representing US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid. US$75 million from the sale of the 6 percent interest in BHP Steel is included in proceeds from sale or redemption of investments; and
  A loss of US$19 million (no tax effect) relating to the sale of the 6 percent of BHP Steel.

NOTE 4. REVENUE FROM ORDINARY ACTIVITIES
	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M

Sales revenue
Sale of goods	6 823	7 896
Rendering of services	233	171
Total sales revenue	7 056	8 067
Other revenue
Interest income	29	51
Dividend income	14	18
Proceeds from sales of non-current assets	109	655
Management fees	1	2
Other income	68	32
Total other revenue	221	758

NOTE 5. EXPENSES FROM ORDINARY ACTIVITIES, EXCLUDING DEPRECIATION, AMORTISATION AND BORROWING COSTS

	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M

Employee benefits expense	769	1 000
Raw materials and consumables used	1 195	1 330
External services (including transportation)	1 336	1 311
Costs relating to trading activities	741	933
Changes in inventories of finished goods and work in progress	(97)	(128)
Net book value of non-current assets sold	116	599
Foreign losses/(gains) on external debt and tax balances	95	(328)
Resource rent tax	226	203
Rental expense in respect of operating leases	97	118
Government royalties paid and payable	162	138
Other	500	960
Total expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	5 140	6 136

NOTE 6. DEPRECIATION AND AMORTISATION
	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M

Depreciation relates to
Buildings	52	66
Plant, machinery and equipment	585	696
Mineral rights	65	50
Exploration, evaluation and development expenditure	76	45
Capitalised leased assets	3	4
Total depreciation	781	861
Amortisation relates to
Goodwill (not tax-effected)	26	23
Total amortisation	26	23
Total depreciation and amortisation	807	884

NOTE 7. BORROWING COSTS
	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M
Borrowing costs paid or due and payable
On interest bearing liabilities	193	270
On finance leases	2	4
Total borrowing costs	195	274
deduct
Amounts capitalised	51	15
Borrowing costs charged against net profit from ordinary activities	144	259

NOTE 8. SEGMENT RESULTS
	Segment Revenue US$M	Profit before tax (a) US$M
Half year ended 31 December 2002
Petroleum	1 547	650
Aluminium	1 547	242
Base Metals	673	53
Carbon Steel Materials	1 647	490
Diamonds and Specialty Products	184	84
Energy Coal	855	94
Stainless Steel Materials	484	58
Group & unallocated items (b)	457	(262)
Net unallocated interest	29	(115)
Discontinued Operations (b)	75	(19)
Intersegment	(221)	-
BHP Billiton Group	7 277	1 275
Half year ended 31 December 2001
Petroleum	1 450	568
Aluminium	1 371	233
Base Metals	658	51
Carbon Steel Materials	1 527	550
Diamonds and Specialty Products	852	144
Energy Coal	1 220	391
Stainless Steel Materials	368	(25)
Group & unallocated items (b)	401	(57)
Net unallocated interest	49	(217)
Discontinued Operations (b)	1 189	58
Intersegment	(260)	-
BHP Billiton Group	8 825	1 696

(a) Before outside equity interests.

(b) For segment reporting, the results of operations formerly presented as the Steel segment have been split between Discontinued Operations and Continuing Operations. Discontinued Operations represents the part of the Steel business that was demerged in July 2002. Steel's Continuing Operations include the results of operations of Transport and Logistics, until 31 December 2001, and certain minor residual Steel assets and liabilities (that have not been demerged as part of BHP Steel) and are now included in Group and unallocated items.

NOTE 9. DIVIDENDS
	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M
BHP Billiton Limited (a)
Interim dividends paid	261	241
BHP Billiton Plc
Interim dividends paid	173	151
Total dividends paid or payable	434	392

(a) The dividend for the December 2002 half year of US$0.07 per share, paid on 4 December 2002, was fully franked (2001 - US$0.065 per share fully franked). For the purposes of AASB 1034, the Group has an adjusted franking account balance of US$176 million (A$310 million) at 31 December 2002. From 1 July 2002 the Australian Income Tax Assessment Act 1997 requires measurement of franking account balances based on the amount of income tax paid, rather than on after-tax profits. The current outlook is that dividends payable in the next twelve months will be fully franked.

NOTE 10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
	Ownership interest at BHP Billiton Group reporting date (a)		Contribution to operating profit after income tax
Material interests in associated entities	31 December 2002%	31 December 2001%	31 December 2002 US$M	31 December 2001 US$M
Samarco Mineracao S.A.	50	50	22	10
Minera Antamina S.A.	34	34	(3)	(6)
Cerrejon Coal Corporation (b)	33	(b)	8	13
Highland Valley Copper	34	34	(3)	7
Minera Alumbrera Limited	25	25	15	5
Other (c)			50	121
Total			89	150

(a) Ownership interest reflects the interest held at the end of the half years ended 31 December 2002 and 2001 respectively. The proportion of voting power held corresponds to ownership interest.

(b) At 31 December 2001 the BHP Billiton Group had an ownership interest of 33% in Carbones del Cerrejon S.A. and 17% in Carbones Zona Norte S.A. Following the BHP Billiton Group's acquisition of an interest in Intercor LLC in February 2002, the BHP Billiton Group's existing interest in Carbones del Cerrejon S.A. was merged into Intercor LLC, which was subsequently renamed Carbones del Cerrejon LLC, in November 2002. The activities of Carbones del Cerrejon LLC and Carbones Zona Norte S.A. are managed as an integrated operation referred to as Cerrejon Coal Corporation. The BHP Billiton Group has an effective ownership interest of 33% in Cerrejon Coal Corporation.

(c) Includes immaterial equity accounted associates and the Richards Bay Minerals joint venture owned 50% (2001: 50%).

NOTE 11. EXPLORATION, EVALUATION AND DEVELOPMENT EXPENDITURE CAPITALISED
	As at 31 December 2002 US$M	As at 30 June 2002 US$M	As at 31 December 2001 US$M
Exploration, evaluation and development expenditures carried forward in areas of interest
- now in production	783	986	877
- in development stage but not yet producing (a)	999	852	572
- in exploration and/or evaluation stage (b)	398	342	371
Total exploration, evaluation and development expenditure capitalised	2 180	2 180	1 820
	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M
(a) Details of movement in expenditure capitalised in development stage but not yet producing
Balance at the beginning of the half year	852	393
Expenditure incurred during the half year	141	198
Transferred from exploration and/or evaluation	11	32
Transferred to production	-	(61)
Depreciation	(1)	(2)
Exchange fluctuations and other movements	(4)	12
Balance at the end of the half year	999	572
(b) Details of movement in expenditure capitalised in exploration and/or evaluation stage
Balance at the beginning of the half year	342	386
Expenditure incurred during the half year	141	208
Expenditure expensed during the half year	(83)	(172)
Transferred to development	(11)	(32)
Depreciation	(5)	(10)
Exchange fluctuations and other movements	14	(9)
Balance at the end of the half year	398	371

NOTE 12. CONTRIBUTED EQUITY AND CALLED UP SHARE CAPITAL
	As at 31 December 2002 US$M	As at 30 June 2002 US$M	As at 31 December 2001 US$M
BHP Billiton Limited
Paid up contributed equity

3 741 863 290 ordinary shares fully paid (30 June 2002: 3 724 893 687; 31 December 2001: 3 706 520 347) (a)	1 759	3 143	3 065
260 000 ordinary shares (30 June 2002: 320 000; 31 December 2001: 340 000) paid to A$1.40 (30 June 2002 A$0.71; December 2001: A$0.71) (b)	-	-	-
1 265 000 ordinary shares (30 June 2002: 2 305 000; 31 December 2001: 3 153 500) paid to A$1.36 (30 June 2002 A$0.67; December 2001: A$0.67) (b)	-	-	-
1 Special Voting Share (30 June 2002: 1; 31 December 2001: 1) (c)	-	-	-
	1 759	3 143	3 065
Number of shares
	31 December 2002	30 June 2002	31 December 2001
Movements in ordinary fully paid shares
Opening number of shares	3 724 893 687	3 704 256 885	3 704 256 885
Shares issued on exercise of Employee Share Plan options	14 610 650	22 955 508	5 716 946
Shares issued on exercise of Performance Rights	918 120	-	-
Partly paid shares converted to fully paid (b) (d)	1 440 833	1 815 916	681 138
Shares bought back and cancelled (e)	-	(4 134 622)	(4 134 622)
Closing number of shares	3 741 863 290	3 724 893 687	3 706 520 347
	As at 31 December 2002 US$M	As at 30 June 2002 US$M	As at 31 December 2001 US$M
BHP Billiton Plc
Allotted, called up and fully paid share capital
2 468 147 002 ordinary shares of US$0.50 each (30 June 2002: 2 319 147 885; 31 December 2001: 2 319 147 885)	1 752	1 752	1 752
	1 752	1 752	1 752

Number of shares
	31 December 2002	30 June 2002	31 December 2001
Movements in ordinary fully paid shares
Opening number of shares	2 319 147 885	2 319 147 885	2 319 147 885
Bonus issue (a)	148 999 117	-	-
Closing number of shares	2 468 147 002	2 319 147 885	2 319 147 885

NOTE 12. CONTRIBUTED EQUITY AND CALLED UP SHARE CAPITAL continued

(a) Contributed equity decreased by US$1 456 million due to the demerger of BHP Steel Limited. This reflected a capital reduction of A$0.69 per share. The demerger resulted in BHP Billiton Limited shareholders being issued one BHP Steel Limited share for every five BHP Billiton Limited shares held. BHP Billiton Plc shareholders did not receive shares in BHP Steel Limited. To ensure the equality of treatment, BHP Billiton Plc shareholders received a bonus issue to reflect the market value of the BHP Steel shares being distributed. 148 999 117 bonus shares were issued to BHP Billiton Plc shareholders in July 2002.

(b) 60 000 shares (30 June 2002: 65 000, 31 December 2001: 45 000) paid to A$1.40 and 1 040 000 shares (30 June 2002: 1 351 500; 31 December 2001: 503 000) paid to A$1.36 were converted to fully paid during the half year ended 31 December 2002. There were no partly paid shares issued during the half years ended 31 December 2002 and 31 December 2001 or the year ended 30 June 2002. As a consequence of the BHP Steel Limited demerger, an instalment call of A$0.69 per share was made on partly paid shares which was then immediately replaced by the application of the capital reduction. During the period 1 January 2003 to 20 February 2003, 40 000 Executive Share Scheme partly paid shares were paid up in full and 4 320 261 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan options.

(c) Each of BHP Billiton Limited and BHP Billiton Plc issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Limited and BHP Billiton Plc on Joint Electoral Actions.

(d) The DLC Merger bonus issue was accrued for Executive Share Scheme partly paid shares issued in 1996 and 1997 and as a result the number of shares converted from partly paid to fully paid will not necessarily be on a 1:1 basis because the conversion of some partly paid shares also attract the issue of bonus shares.

(e) During the year ended 30 June 2002, BHP Billiton Limited repurchased 4 134 622 shares (31 December 2001: 4 134 622) at a weighted average price of A$8.83 per share (31 December 2001: A$8.83 per share), in accordance with its announced share buy-back program. The buy-back program allows for the purchase of up to 186 million BHP Billiton Limited shares (adjusted for the bonus issue), less the number of BHP Billiton Plc shares purchased on market.

NOTE 13. SHARE OPTIONS

BHP Billiton Group share options

The following tables relate to share options issued under the Employee Share Plan, performance rights issued under the Performance Share Plan, awards issued under the Restricted Share Scheme, awards issued under the Co-Investment Plan and performance shares issued under the Group Incentive Scheme. Unless otherwise indicated details of the Plans, including comparatives, are presented including, where applicable, a bonus element to which the participant became entitled with effect from 29 June 2001, as a result of the DLC merger.

Month of issue	Number Issued	Number of recipients	Number Exercised (a)	Shares issued on exercise	Number lapsed	Awards outstanding at balance date	Exercise Price A$ (b)	Exercise period
Employee Share Plan options (c)
September 2002	67 500	1	-	-	-	67 500	$8.26	Oct 2004 - Sept 2011
November 2001	6 870 500	113	138 587	138 587	187 413	6 544 500	$8.30	Oct 2004 - Sept 2011
November 2001	7 207 000	153	234 595	234 595	288 405	6 684 000	$8.29	Oct 2004 - Sept 2011
December 2000	3 444 587	67	81 500	168 306	15 432	3 260 849	$8.72	July 2003 - Dec 2010
December 2000	2 316 010	59	201 500	416 118	139 749	1 760 143	$8.71	July 2003 - Dec 2010
November 2000	1 719 196	44	106 500	219 933	136 675	1 362 588	$8.28	July 2003 - Oct 2010
November 2000	7 764 776	197	1 101 250	2 274 191	82 429	5 408 156	$8.27	July 2003 - Oct 2010
April 2000	61 953	3	-	-	-	61 953	$7.60	April 2003 - April 2010
April 2000	937 555	5	-	-	138 361	799 194	$7.60	April 2003 - April 2010
December 1999	413 020	1	-	-	-	413 020	$8.61	April 2002 - April 2009
December 1999	309 765	1	-	-	-	309 765	$7.50	April 2002 - April 2009
October 1999	123 906	6	50 000	103 255	20 651	-	$7.57	April 2002 - April 2009
October 1999	105 320	3	7 000	14 456	30 976	59 888	$7.57	April 2002 - April 2009
July 1999	206 510	1	-	-	-	206 510	$7.60	April 2002 - April 2009
April 1999	44 474 822	45 595	5 887 700	12 158 689	19 894 970	12 421 163	$6.93	April 2002 - April 2009
April 1999	16 901 398	944	2 522 800	5 209 834	6 231 749	5 459 815	$6.92	April 2002 - April 2009
April 1998	366 555	16	72 500	149 719	-	216 836	$6.45	April 2001 - April 2003
April 1998	289 114	23	113 000	233 356	10 326	45 432	$6.44	April 2001 - April 2003
November 1997	3 261 619	3 501	1 206 000	2 490 509	771 110	-	$6.84	Nov 2000 - Nov 2002
November 1997	16 336 800	16 411	6 614 100	13 658 778	2 678 022	-	$6.84	Nov 2000 - Nov 2002
October 1997	11 234 144	511	5 349 500	11 047 252	186 892	-	$6.73	Oct 2000 - Oct 2002
October 1997	8 243 879	379	3 788 500	7 823 631	420 248	-	$6.73	Oct 2000 - Oct 2002
July 1997	413 020	1	200 000	413 020	-	-	$8.49	July 2000 - July 2002
July 1997	816 747	36	326 000	673 222	143 525	-	$8.50	July 2000 - July 2002
						45 081 312

NOTE 13. SHARE OPTIONS continued
Month of issue	Number Issued	Number of recipients	Number Exercised (a)	Shares issued on exercise	Number lapsed	Awards outstanding at balance date	Exercise Price A$ (b)	Exercise period

Performance Rights (c) (d)
November 2001 (LTI)	4 770 800	110	188 117	188 117	236 983	4 345 700	-	Oct 2004 - Sept 2011
October 2001 (LTI)	162 200	2	-	-	-	162 200	-	Oct 2004 - Sept 2011
October 2001 (MTI)	222 892	6	-	-	-	222 892	-	Oct 2003 - Mar 2006
December 2000 (LTI)	387 601	11	-	-	-	387 601	-	July 2003 - Dec 2010
November 2000 (LTI)	4 143 278	104	673 111	1 390 042	169 385	2 583 851	-	July 2003 - Oct 2010
March 1999 (LTI)	2 141 100	1	1 000 000	2 141 100	-	-	-	Mar 1999 - Mar 2009
						7 702 244

Restricted Share Scheme (c) (d)
November 2001 (Share awards)	274 914	1	-	-	-	274 914	-	8 Nov 2004
October 2001 (Share awards)	4 178 100	197	51 320	51 320	222 880	3 903 900	-	1 Oct 2004
October 2001 (Options)	863 000	41	1 833	1 833	11 367	849 800	-	Oct 2004 - Sept 2008
						5 028 614

Co-Investment Plan (c) (d)
November 2001	94 851	1	-	-	-	94 851	-	Nov 2003 - Apr 2006
October 2001	866 791	125	6 131	6 131	15 505	845 155	-	Oct 2003 - Mar 2006
						940 006

Group Incentive Scheme Performance Shares (e)
November 2002	11 477 011	645	-	-	17 250	11 459 761	-	30 June 2005
						11 459 761

(a) Represents the number of options and Performance Rights exercised or lapsed, and has not been adjusted to take into account the bonus shares issued on exercise of options.

(b) Although the exercise price of options was not affected by the bonus issue of shares, the exercise prices for options as stated have been adjusted to take into account the bonus issue of shares, which took effect 29 June 2001. Exercise prices were also reduced, where applicable, by A$0.66 (pre bonus issue) following the OneSteel Limited spin-out on 31 October 2000 and by A$0.69 following the BHP Steel Limited spin-out on 1 July 2002.

(c) Further details of the Plans can be found in note 31 of the "BHP Billiton Limited Combined Financial Statements 2002".

(d) Shares issued on exercise of Performance Rights and awards under the Restricted Share Scheme and Co-Investment Plan include shares purchased on market.

 (e) The Group Incentive Schemes were approved by shareholders at the 2002 Annual General Meeting. The Group granted Performance Shares to participants in November 2002 under transition arrangements of the Schemes, subject to achievement of specified performance conditions. The Performance Shares granted are subject to meeting the three-year Total Shareholder Return and Earnings Per Share performance conditions as set out below. The exercise period for the Performance Shares will be from the date the performance conditions are met (if at all) to the date, which is three years after the start of the exercise period. The exercise or award of Performance Shares granted will be based on Earnings Per Share (EPS) growth and Total Shareholders Return (TSR) during the period from 1 July 2002 to 30 June 2005 (the Performance Period). Both EPS growth targets and minimum TSR targets will need to be reached in order for the conditions to be satisfied. The EPS growth threshold will be satisfied if the compound EPS growth for the Group during the Performance Period is equal to or greater than the higher of the increase in the Australian Consumer Price Index or the increase in the United Kingdom Retail Price Index, plus 2 per cent per annum, over the Performance Period. The TSR threshold is based on whether the total shareholder return achieved by the peer group companies is greater than the total shareholder return achieved by BHP Billiton Limited and BHP Billiton Plc over the Performance Period. In essence, TSR is measured by the sum of any increase in share price of, plus dividends paid by, the various companies.

NOTE 14. RETAINED PROFITS
	Half year ended 31 December 2002	Half year ended 31 December 2001
	US$M	US$M
Balance at the beginning of the half year	7 455	6 526
Dividends provided for or paid (a)	(434)	(392)
Aggregate of amounts transferred from reserves	143	77
BHP Billiton Limited share buy-back program (b)	-	(19)
Net profit	891	1 177
Balance at the end of the half year	8 055	7 369

(a) Refer note 9.

(b) Refer note 12 (e).

NOTE 15. TOTAL EQUITY
	Half year ended 31 December 2002	Half year ended 31 December 2001
	US$M	US$M
Balance at the beginning of the half year	13 153	12 232
Total changes in equity recognised in the Statement of Financial Performance	930	1 203
Transactions with owners - contributed equity	72	26
Dividends (a)	(434)	(392)
BHP Billiton Limited share buy-back program (b)	-	(19)
BHP Steel demerger (c)	(1 489)	-
Total changes in outside equity interests	(24)	(57)
Balance at the end of the half year	12 208	12 993

(a) Refer note 9.

(b) Refer note 12 (e).

(c) The BHP Steel business was demerged in July 2002 with a capital reduction of US$1 489 million, including approximately US$17 million of costs directly associated with the demerger. The capital reduction decreased Contributed equity by US$1 456 million and Reserves by US$33 million.

NOTE 16. NOTES TO THE STATEMENT OF CASH FLOWS

For the purpose of the Statement of Cash Flows, cash is defined as cash and cash equivalents. Cash equivalents include highly liquid investments, which are readily convertible to cash, bank overdrafts and interest bearing liabilities at call.
	As at 31 December 2002 US$M	As at 30 June 2002 US$M	As at 31 December 2001 US$M
Reconciliation of cash
Cash and cash equivalents comprise:
Cash assets
Cash	567	1 199	485
Short-term deposits	307	300	176
Total cash assets	874	1 499	661
Bank overdrafts (a)	(116)	(509)	(28)
Total cash and cash equivalents	758	990	633

	Half year ended 31 December 2002 US$M	Half year ended 31 December 2001 US$M
Non-cash financing and investing activities

Disposal of North American Metals Distribution assets to Integris Joint Venture	-	341
Employee Share Plan loan instalments (b)	2	12

(a) Included in the Statement of Financial Position as Interest Bearing Liabilities (Current)

(b) The Employee Share Plan loan instalments represent the repayment of loans outstanding with the BHP Billiton Group, by the application of dividends.

Disposal of Controlled Entities

Effective July 2002, the BHP Steel business demerged from the BHP Billiton Group. Refer note 3 "Discontinued Operations" for the details of the effect of the demerger. The inflow of cash as a result of the sale (net of cash disposed) was US$272 million.

During the half year ended 31 December 2001, BHP Billiton sold its investment in PT Arutmin Indonesia for proceeds of US$140 million. The net assets of the entity sold at the time of disposal were US$76 million. BHP Billiton recognised a profit on sale of PT Arutmin Indonesia of US$64 million during the half year ended 31 December 2001. The inflow of cash as a result of the sale (net of cash disposed) was US$141 million.

NOTE 17. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

There have been no material changes in contingent liabilities or contingent assets that existed at 30 June 2002.

NOTE 18. SIGNIFICANT EVENTS AFTER END OF HALF YEAR

No matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

NOTE 19. STATEMENT OF FINANCIAL POSITION - AUSTRALIAN DOLLARS

For the convenience of the reader, an Australian dollar Statement of Financial Position of the BHP Billiton Group is detailed below. A convenience translation of amounts from US dollars into Australian dollars has been made at an exchange rate of US$0.5666 = A$1 at 31 December 2002, US$0.5664 = A$1 at 30 June 2002 and US$0.5114 = A$1 at 31 December 2001. These rates of exchange are based on the Hedge Settlement Rate ('HSR') on the last day of each financial period respectively. The HSR is calculated as the average of the spot US$/A$ rates of exchange quoted at 9.45am each business day by the top licenced foreign exchange dealers in the Australian market and is used as the basis for settling hedge contracts maturing on that day.
	As at 31 December 2002 A$M	As at 30 June 2002 A$M	As at 31 December 2001 A$M
Current assets
Cash assets	1 542	2 646	1 293
Receivables	3 752	4 050	4 004
Other financial assets	189	207	342
Inventories	2 284	2 664	3 032
Other assets	288	191	303
Total current assets	8 055	9 758	8 974
Non-current assets
Receivables	1 419	1 570	1 293
Investments accounted for using the equity method	2 715	2 657	2 917
Other financial assets	847	1 026	987
Inventories	90	141	150
Property, plant and equipment	28 390	30 551	32 877
Exploration, evaluation and development expenditure	3 848	3 849	3 560
Intangible assets	861	905	1 047
Deferred tax assets	766	847	826
Other assets	1 472	1 418	1 401
Total non-current assets	40 408	42 964	45 058
Total assets	48 463	52 722	54 032
Current liabilities
Payables	3 657	4 300	3 685
Interest bearing liabilities	2 239	3 172	2 380
Tax liabilities	625	870	527
Other provisions	1 075	1 970	1 001
Total current liabilities	7 596	10 312	7 593
Non-current liabilities
Payables	198	214	257
Interest bearing liabilities	11 769	11 269	13 310
Deferred tax liabilities	2 409	2 825	2 649
Other provisions	4 945	4 880	4 815
Total non-current liabilities	19 321	19 188	21 031
Total liabilities	26 917	29 500	28 624
Net assets	21 546	23 222	25 408
Equity
Contributed equity - BHP Billiton Limited	3 105	5 549	5 994
Called up share capital - BHP Billiton Plc	3 092	3 093	3 426
Reserves	589	832	937
Retained profits	14 216	13 162	14 410
Total BHP Billiton interest	21 002	22 636	24 767
Outside equity interest	544	586	641
Total equity	21 546	23 222	25 408

Directors' Declaration

I, Don R Argus being a Director of BHP Billiton Limited state on behalf of the Directors and in accordance with a resolution of the Directors that, in the opinion of the Directors -

(a) the accompanying financial statements set out on pages 9 to 26 are drawn up so as to give a true and fair view of the financial position as at 31 December 2002, and the performance for the half year ended 31 December 2002 of the Company;

(b) the interim consolidated financial statements have been made out in accordance with Australian Accounting Standard AASB1029: "Half Year Accounts and Consolidated Accounts" and other mandatory professional reporting requirements; and

(c) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

D R Argus
Director

Dated in Melbourne this 24th day of February 2003

Independent review report to the members of BHP Billiton Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim condensed financial report, set out on pages 9 to 27 is not presented in accordance with:

  the Corporations Act 2001 in Australia, including giving a true and fair view of the financial position of the BHP Billiton Group (as defined in Note 1) as at 31 December 2002 and of its performance for the half-year ended on that date.
  Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001.
  Other mandatory professional reporting requirements in Australia.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report - responsibility and content

The preparation of the financial report for the half-year ended 31 December 2002 is the responsibility of the directors of BHP Billiton Limited.

The auditor's role and work

We conducted an independent review of the financial report in order for, and only for, the Company to lodge the financial report with the Australian Securities & Investments Commission. Our review has been undertaken so that we might state to the members of the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the members of the Company for our review work, for this report, or for the conclusions we have reached. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the interim condensed financial report does not present fairly a view in accordance with the Corporations Act 2001 in Australia, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to inquiries of company personnel and analytical procedures applied to financial data. The review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Independent review report to the members of BHP Billiton Limited continued

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit and review work, we were engaged to undertake other services for the Group. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers
Geoffrey M. Cottrell                         Melbourne
Partner                                           24 February 2003

KPMG
William J. Stevens                           Melbourne
Partner                                           24 February 2003

__________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 24 February 2003